UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

NXT ENERGY SOLUTIONS, INC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Mr. Michael Mork
132 Mill Street, Suite 204
Healdsburg, CA 95448
Telephone: (707) 431-1057
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MCAPM, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

WC
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

                                                                       [   ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


17012876*

9
SOLE DISPOSITIVE POWER


0

10
SHARED DISPOSITIVE POWER


17012876*
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

20425206*
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

     	[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.48*
14
TYPE OF REPORTING PERSON (See Instructions)

PN
*The amounts in columns 8, 10, and 11 above include shares of common stock ("Common Stock") of NXT Energy Solutions,
Inc. that will be issued upon conversion of convertible debentures (the "Debentures") recently purchased by MCAPM L.P and Michael Mork. The percentage amount reflected in item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding Common Stock after giving effect to the conversion of the full amount of Debentures issued by the Issuer. For further details, please refer to Items 3, 4, 5, 6, and 7 below.



1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mork Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

                                                                       [   ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


17012876*

9
SOLE DISPOSITIVE POWER


0

10
SHARED DISPOSITIVE POWER


17012876*
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

20425206*
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

     	[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.48
14
TYPE OF REPORTING PERSON (See Instructions)

IA
*The amounts in columns 8, 10, and 11 above include shares of common stock ("Common Stock") of NXT Energy Solutions,
Inc. that will be issued upon conversion of convertible debentures (the "Debentures") recently purchased by MCAPM L.P and Michael Mork. The percentage amount reflected in item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding Common Stock after giving effect to the conversion of the full amount of Debentures issued by the Issuer. For further details, please refer to Items 3, 4, 5, 6, and 7 below.




1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Mork
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ x ]
(b)  [   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

                                                                       [   ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


3439330*

8
SHARED VOTING POWER


17012876*

9
SOLE DISPOSITIVE POWER


3439330*

10
SHARED DISPOSITIVE POWER


17012876*
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

20425206*
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

     	[   ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.48*
14
TYPE OF REPORTING PERSON (See Instructions)

IN
*The amounts in columns 7, 8, 9, 10, and 11 above include shares of common stock ("Common Stock") of NXT Energy
Solutions, Inc. that will be issued upon conversion of convertible debentures (the "Debentures") recently purchased by MCAPM
L.P and Michael Mork. The percentage amount reflected in item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding Common Stock after giving effect to the conversion of the full amount of Debentures issued by the Issuer. For further details, please refer to Items 3, 4, 5, 6, and 7 below.



This Amendment No. 5 amends the Schedule 13D/A filed by the
undersigned on January 20, 2023.
 Item 2.	Identity and Background
Below is information regarding the Reporting Persons:
(a)	This Schedule 13D/A is being filed on behalf of Mork Capital
Management, LLC ("Mork
Capital"), MCAPM, L.P., and Michael Mork, who are collectively referred to herein as the
"Reporting Persons".
(b)	The address of the principal business office of the Reporting
Persons is 132 Mill St., Suite 204,
Healdsburg, CA 95448.
(c) Mork Capital serves as the investment adviser and general partner of MCAPM, L.P. which is a private investment fund engaged in the purchase and sale of securities. Michael Mork is the owner and Managing Member of Mork Capital. The principal occupation of Michael Mork is
investment management.
(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)  Please refer to row 6 of the respective cover pages.
Item 3.	Source and Amount of Funds or Other Considerations
Item 3 is hereby amended to reflect and include the following:

On November 8, 2023 (i) MCAPM, LP entered into a subscription agreement with NXT and received an aggregate principal amount of US $900,000 of unsecured convertible debentures (the "Debentures") of
NXT, and (ii) Michael Mork entered into a subscription agreement with NXT and received an aggregate principal amount of US $100,000 of the Debentures. Both transactions were performed through a non-brokered private placement.

The Debentures bear interest at 10.0% per annum and are due and payable in full on November 8, 2025.
The Debentures are convertible into NXT common shares (the "Common Shares") at a conversion price of US$0.1808 (CAD$0.25) per Common Share, which provides MCAPM,
LP and Michael Mork with the
right to obtain an additional 5,530,973 Common Shares in aggregate (4,977876 and 553,097 shares respectively). The Debentures can be converted at any time; however, approval from NXT shareholders must be obtained prior to any conversion.

The cost to purchase the Debentures by MCAPM, LP came from
MCAPM, L.P.'s working capital.  The
cost to purchase the Debentures by Michael Mork came from his personal assets.
Item 4.	Purpose of Transaction
The purpose in acquiring the Debentures of the Issuer is to potentially profit from the appreciation in the market price of the shares.
Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(A)  MCAPM, L.P.


(a)
Aggregate number of shares beneficially owned: 17,012,876
Percentage:  20.31%


(b)
1.  Sole power to vote or to direct vote:  0



2.  Shared power to vote or to direct vote:  17,012,876



3.  Sole power to dispose or to direct the disposition:  0



4.  Shared power to dispose or to direct disposition:  17,012,876


(c)
On November 8, 2023 MCAPM, L.P. entered into a subscription agreement with NXT and received an aggregate principal amount of US $900,000 of the Debentures (see Item 3 above) of NXT, which are convertible into a total of 4,977,876 NXT Common Shares.


(d)
Mork Capital Management, LLC serves as the investment adviser and General Partner of
MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the
Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief
Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM,
L.P.  Therefore, both Mork Capital Management, LLC and Mr. Michael
Mork are deemed
to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(B)   Mork Capital Management, LLC


(a)
Aggregate number of shares beneficially owned:  17,012,876
Percentage: 20.31%


(b)
1.  Sole power to vote or to direct vote:  0



2.  Shared power to vote or to direct vote:  17,012,876



3.  Sole power to dispose or to direct the disposition:  0



4.  Shared power to dispose or to direct disposition:  17,012,876


(c)
Mork Capital Management, LLC has made no purchases of the Issuer's common shares for its own account. As investment adviser, it purchases and sells securities on behalf of its clients.


(d)
Mork Capital Management, LLC serves as the investment adviser and General Partner of
MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the
Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief
Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM,
L.P.  Therefore, both Mork Capital Management, LLC and Mr. Michael
Mork are deemed
to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(C)  Michael Mork


(a)
Aggregate number of shares beneficially owned:  20,425,206
Percentage: 24.48%


(b)
1.  Sole power to vote or to direct vote:  3,439,330



2.  Shared power to vote or to direct vote:  17,012,876



3.  Sole power to dispose or to direct the disposition:  3,439,330



4.  Shared power to dispose or to direct disposition:  17,012,876


 (c)
On November 8, 2023 Michael Mork entered into a subscription agreement with NXT and received an aggregate principal amount of US $100,000 of the Debentures (see Item 3 above) of NXT, which are convertible into a total of 553,097 NXT
Common Shares.


(d)
Mork Capital Management, LLC serves as the investment adviser and
General Partner of
MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the
Issuer's common shares.  Also, because Mr. Michael Mork is the owner and Chief
Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs
of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and
disposition of shares of the Issuer's common shares held in the name of
MCAPM,
L.P.  Therefore, both Mork Capital Management, LLC and Mr. Michael
Mork are deemed
to share voting and disposition power with MCAPM, L.P. with regard to those shares.
Item 6. 	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of
the Issuer.
The information in Items 3 and 4 is incorporated by reference herein.

Except as described in this filing, no contracts, arrangements, understandings, or relationships (legal or
otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer,
including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the
Reporting Persons is a party to any
arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the
occurrence of which would give another person voting power or investment power over such securities.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.
Description
1

  Joint Filing Agreement, dated January 11, 2023
2.                   Unsecured Convertible Debenture Agreement between NXT
Energy Solutions Inc. and
Michael Mork dated November 8, 2023.
3.	Unsecured Convertible Debenture Agreement Between NXT
Energy Solutions Inc. and
	MCAPM, L.P. dated November 8, 2023


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: November 16, 2023




MCAPM, L.P.



/s/ Michael Mork

By:
Michael Mork


General Partner




Mork Capital Management, LLC



/s/ Michael Mork

By:
Michael Mork


Owner and Chief Executive





Michael Mork



/s/ Michael Mork

Michael Mork, Individual


EXHIBIT 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 11, 2023 is by and among Mork Capital Management,
LLC, MCAPM, L.P., and Michael Mork (collectively referred to herein as the "Filing Persons").

 As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the
"1934 Act"), the Filings Persons hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of NXT Energy Solutions, Inc. stock, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such
Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule
13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule
13D or any amendments thereto
with respect to any other Filing Person. Each Filing Person shall promptly notify all of the other Filing
Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.





MCAPM , L.P.



/s/ Michael Mork

By:
Michael Mork


General Partner




Mork Capital Management, LLC



/s/ Michael Mork

By:
Michael Mork


Owner and Chief Executive





Michael Mork



/s/ Michael Mork

Michael Mork, Individual


CUSIP No. 62948Q107
SCHEDULE 13D/A
Page 1 of 1



CUSIP No. 62948Q107
SCHEDULE 13D/A
Page 1 of 1

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